UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2008
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Zone 3 Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta
Canada T7X 5A7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Documents Included as Part of this Report
1.	Notice of Annual Meeting and Management Information Circular

2.	Form of Proxy

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.
By:	/s/ Peter Dodd
	Name:	Peter Dodd
	Title:	Chief Financial Officer

Date:  August 19, 2008

NORTH AMERICAN ENERGY PARTNERS INC.
NOTICE OF ANNUAL MEETING
AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
ON
SEPTEMBER 17, 2008

AUGUST 11, 2008

NORTH AMERICAN ENERGY PARTNERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
SEPTEMBER 17, 2008
NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta T2P 0L5 on the 17th day of September, 2008, at 4:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:
1.	to receive the financial statements of the Corporation for the year ended March 31, 2008 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.
The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.
A copy of the 2008 Annual Report of the Corporation, the Information Circular and a form of proxy accompany this notice.
NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only at no. 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 15, 2008 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.
DATED at Acheson, Alberta, this 11th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.
(signed) Peter Dodd
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
          This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation” or “NAEP”) for use at the annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta T2P 0L5 on the 17th day of September, 2008, at 4:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated August 11, 2008 (the “Notice of Meeting”).
          It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about August 22, 2008. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.
          No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.
          This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.
STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could,” “would,” “should,” “target,” “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend,” “position” or the negative of those terms or other variations of them or comparable terminology.

          While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual management’s discussion and analysis.
RECORD DATE
          The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 11, 2008. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his or her name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, together with a copy to the Secretary of the Corporation at North American Energy Partners Inc., - Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta T7X 5A7.
          Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.
APPOINTMENT OF PROXYHOLDERS
          The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only at no. 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 15, 2008 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy should be executed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized in writing. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES
          If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.
          A Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting such Proxy.
REVOCABILITY OF PROXY
          Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his or her attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of Kevin Rowand, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
          The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.
          Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.
          Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.
NOTICE TO UNITED STATES SHAREHOLDERS
          The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States (“US”) Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
          The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares, and an unlimited number of non-voting NAEP Common Shares. As at August 11, 2008, there were a total of 36,038,476 NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. For a list of persons or corporations who beneficially owns or controls or directs, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares, please see the table included under the Section captioned “Business to be Transacted at The Meeting - Election of Directors”.

QUORUM
          A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.
          If a quorum is not present at the opening the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.
          The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.
PRESENTATION OF FINANCIAL STATEMENTS
          The audited comparative consolidated financial statements of the Corporation for the financial year ended March 31, 2008, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt in the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.
BUSINESS TO BE TRANSACTED AT THE MEETING
1.	Election of Directors
          The Board of Directors of the Corporation presently consists of 9 directors to be elected annually. All of the nominees are now directors of the Corporation and have been directors since the dates indicated below. Unless a NAEP Shareholder directs that his or her NAEP Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the nine nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.
          For each nominee, the following table and the notes thereto state, as of August 11, 2008, the: (i) name, municipality and country of residence, and age; (ii) date of first becoming a director; (iii) current position(s) with the Corporation; (iv) number of NAEP Common Shares and options beneficially owned, or controlled or directed, directly or indirectly; and (v) present principal occupation.

Number of
Common
Shares and
Options
Beneficially
		Position(s)	Owned,
Name, Present Principal Occupation,		with the	or Controlled or
Municipality and Country of Residence		Corporation,	Directed, Directly
and Age	Director Since	if any	or Indirectly (1)	Principal Occupation

George R. Brokaw (2)(5) New York, N.Y., U.S.A., 40	June 28, 2006	Director	27,760 (6)	Managing Director, Perry Capital, L.L.C., an affiliate of Perry Corp., a private investment firm; Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC from January 2003 to May 2005.

John A. Brussa (3)(4) Calgary, Alberta, Canada, 51	November 26, 2003	Director	140,160 (6)	Senior partner and head of the Tax Department at the law firm of Burnet, Duckworth & Palmer LLP; Chairman of Penn West Energy Trust, Crew Energy Inc. and Divestco Inc.; currently a director of a number of natural resource and energy companies and mutual fund trusts.

John D. Hawkins (2)(4) Houston, Texas, U.S.A., 44	October 17, 2003	Director	27,760 (7)	Partner with The Sterling Group, L.P., a private equity investment firm, since 1999.

Ronald A. McIntosh (2)(4)(5) Calgary, Alberta, Canada, 66	May 20, 2004	Chairman of the Board	126,200 (8)	Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund, from January 2004 to August 2006; President and Chief Executive Officer of Navigo Energy Inc. from October 2002 and January 2004; Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002.

William C. Oehmig (3)(5) Houston, Texas, U.S.A., 59	May 20, 2004	Director	205,460 (9)	Formerly Chairman of the Corporation’s Board of Directors from November 26, 2003 to May 20, 2004; Partner with The Sterling Group, L.P., a private equity investment firm; Mr. Oehmig currently serves on the boards of Propex Fabrics Inc., Panolam Industries International Incorporated and Universal Fiber Systems; previously served as Chairman of Royster-Clark, Purina Mills, and as a Director of Exopack and Sterling Diagnostic Imaging, and has served on the board of several portfolio companies since joining The Sterling Group L.P.

Rodney J. Ruston Edmonton, Alberta, Canada, 57	May 9, 2005	Director, President and Chief Executive Officer	588,600 (10)	Previously, Managing Director and Chief Executive Officer of Ticor Limited; previously a Principal with Ruston Consulting Services Pty. Ltd.; Formerly held management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited, and Kembla Coal & Coke Pty. Limited; Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005

Number of
Common
Shares and
Options
Beneficially
		Position(s)	Owned,
Name, Present Principal Occupation,		with the	or Controlled or
Municipality and Country of Residence		Corporation,	Directed, Directly
and Age	Director Since	if any	or Indirectly (1)	Principal Occupation

Allen R. Sello (2)(3) West Vancouver, British Columbia, Canada, 69	January 26, 2006	Director	55,860 (11)	From 1999 until September 2004 Mr. Sello held the position of Senior Vice President and Chief Financial Officer for UMA Group Limited; currently Chair of the Vancouver Board of Trade Government Budget and Finance Committee; trustee of Sterling Shoes Income Fund.

Peter W. Tomsett (3)(4)(5) West Vancouver, British Columbia, Canada, 50	September 19, 2006	Director	27,760 (12)	Company Director. From September 2004 to January 2006, President and CEO of Placer Dome Inc, prior thereto, Executive Vice President of Placer Dome Inc.; currently Chairman of Silver Standard Resources Inc., and Chairman of Equinox Minerals Limited.

K. Rick Turner (2)(4) Houston, Texas, U.S.A., 50	November 26, 2003	Director	52,406 (7)(13)	Employed by Stephens’ family entities since 1983; currently Senior Managing Director of The Stephens Group, LLC., private equity investment firm; currently serves on the board of two other publicly-held companies: Energy Transfer Partners and Energy Transfer Equity; serves on numerous private company boards.

(1)
The information as to NAEP Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually, effective as of August 11, 2008.

(2)
Member of the Audit Committee. (See 2008 Annual Information Form under the heading “The Board and the Board Committees” for further disclosure on information on the Audit Committee). (Mr. McIntosh was in the last financial year and is currently a member of the Audit Committee. Mr. McIntosh’s name was inadvertently omitted from the relevant section of the 2008 Annual Information Form as a member of the Audit Committee).

(3)	Member of the Compensation Committee.

(4)	Member of the Governance Committee.

(5)	Member of the Health, Safety, Environment and Business Risk Committee.

(6)	Includes currently exercisable options to purchase 22,208 NAEP Common Shares and currently unvested options to purchase 5,552 NAEP Common Shares.

(7)	Includes currently unvested options to purchase 5,552 NAEP Common Shares.

(8)	Includes currently exercisable options to purchase 56,000 NAEP Common Shares and currently unvested options to purchase 14,000 NAEP Common Shares.

(9)	Includes 22,870 shares that have been donated by Mr. Oehmig but over which Mr. Oehmig retains sole voting power.

(10)	Includes currently exercisable options to purchase 220,000 shares and currently unvested options to purchase 351,900 NAEP Common Shares.

(11)	Includes currently exercisable options to purchase 11,104 NAEP Common Shares and currently unvested options to purchase 16,656 NAEP Common Shares.

(12)	Includes currently exercisable options to purchase 5,552 NAEP Common Shares and currently unvested options to purchase 22,208 NAEP Common Shares.

(13)	Includes 13,484 shares held in an individual retirement account, 27,818 shares held in a joint brokerage account.

The following persons or entities beneficially own, or control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares based on information available on August 6, 2008.

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares

Sterling Group Partners I, L.P. (a)	4,626,265	12.9

Richard Perry (b)	4,598,466	12.8

Massachusetts Financial Services Company (c)	4,474,650	12.4

FMR Corp.(d)	3,716,400	10.3
(a) Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.
(b) Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.
(c) Massachusetts Financial Services Company is doing business as MFS Investment Management (“MFS”). Sun Life Financial, Inc. is a majority shareholder of MFS.
(d) FMR Corp. is now known as FMR LLC. Fidelity Management & Research Company, Pyramis Global Advisors, LLC and Pyramis Global Advisors Trust Company are wholly-owned subsidiaries of FMR LLC.
          Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of the directors as specified above, the persons named in the enclosed form of Proxy intend to vote for the election of the directors as specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.
2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration
          At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.
Recommendation of the Board of Directors
          The Board of Directors recommends a vote “for” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending March 31, 2009 and authorizing the Board of Directors to fix the auditor’s remuneration.

          Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the reappointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.
3.	Other Matters
          Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.
EXECUTIVE COMPENSATION
Summary Compensation Table
          The following table sets forth all compensation earned during the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006 by Rodney J. Ruston, Peter Dodd, Miles W. Safranovich, Bob Harris, Kevin Mather and Christopher J. Hayman, (collectively, the “Named Executive Officers”).

						Long-Term		All Other
	Annual Compensation					Compensation		Compensation
						Securities
					Other Annual	Underlying	Shares Subject to Resale
Name and Principal Position	Year		Salary (a)	Bonus (b)	Compensation	Options (c)	Restrictions (d)
Rodney J. Ruston							10,938 PSUs valued at
President and Chief Executive	2008		$518,750	$562,170	(e)	21,900	$171,945
Officer	2007		$500,000	$386,615	(e)	—	—	Nil
(Hired May 2005)	2006		$536,539	$300,000	(e)	550,000	—

Peter Dodd	2008		$280,000	$70,483	(e)	109,400	4,667 PSUs valued at
Chief Financial Officer	2007		—	—	—	—	$73,365
(Hired February 2008)	2006		—	—	—	—	—	Nil
							—

Miles W. Safranovich	2008		$239,960	$252,289	(e)	8,700	3,780 PSUs valued at
Vice President, Operations	2007		$218,000	$164,355	(e)	—	$59,422	Nil
(Hired November 2004)	2006		$195,808	$210,384	(e)	40,000	— —

Bob Harris
Vice President, Human
Resources, Health, Safety &	2008		$222,600	$234,921	(e)	7,600	3,667 PSUs valued at
Environment	2007		$166,250	$150,897	(e)	100,000	$57,645	Nil
(Hired June 2006)	2006		—	—	—	—	— —

Kevin Mather	2008		$190,749	$201,853	(e)	47,400	4,333 PSUs valued at
Vice President, Supply Chain	2007	(f)	$171,250	$89,027	(e)	—	$68,115	Nil
(Hired April 1997)	2006		$160,000	$111,320	(e)	—	—
							—

Chris Hayman (g)
Former Vice President, Supply	2008		$227,164	$0	(e)	—	—
Chain	2007		$207,100	$150,313	(e)	—	—	Nil
(Hired January 2005)	2006		$183,641	$186,910	(e)	40,000	—
(a)	Annual salaries are typically adjusted in July of each year.

(b)	Bonus pursuant to the Corporation’s Annual Incentive Plan. Bonuses relating to performance in a particular fiscal year are paid in July of the following fiscal year.

(c)	Consists of options to purchase NAEP Common Shares.

(d)
PSUs refer to Performance Share Units (see “Executive Compensation – PSU Plan”). Reflects the value of the PSUs (rounded to nearest dollar) granted on April 1, 2008 using the closing market price on the Toronto Stock Exchange on the grant date, which was $15.72. The number PSUs, by their terms, are adjusted to take into account any dividends paid on NAEP Common Shares.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 and 10% of the salary and bonus for the fiscal year.

(f)	Mr. Mather became an executive officer on December 1, 2007. Prior to that he was a general manager of the Heavy Construction and Mining segment.

(g)	Mr. Hayman resigned from the Corporation effective March 31, 2008.
The Corporation does not have a pension plan. For the fiscal year ended March 31, 2008, the total amount the Corporation set aside for pension, retirement and similar benefits for the executive officers and directors was $50,015, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans.
Share Option Plan
          The Board of Directors has approved the Corporation’s Amended and Restated 2004 Share Option Plan (the “Share Option Plan”). The Share Option Plan is part of the Corporation’s Long Term Incentive Plan. The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Compensation Committee. The Share Option Plan provides for the discretionary grant of options to purchase NAEP Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Compensation Committee. Options to be granted under the Share Option Plan will have an exercise price of not less than the volume weighted average trading price of the NAEP Common Shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. In the event of certain change of control events as defined in the Share Option Plan, all outstanding options will become immediately vested and exercisable.
          The Share Option Plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the Share Option Plan provides that the Corporation may elect, at its sole discretion, to net settle the option with stock. As of March 31, 2008 there were 2,036,364 NAEP Common Shares issuable upon the exercise of outstanding options, of which 804,192 of such options were vested.
          The Share Option Plan provides that, in the event of the termination (with or without cause) or retirement of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination or retirement date, subject to adjustment by the Compensation

Committee. The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.
          Amendments to the Share Option Plan
          The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) changes any change to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

Option Grants to Named Executive Officers in Fiscal 2008
The following table summarizes individual grants of options to purchase or acquire securities of the Corporation during fiscal 2008 to each named executive officer

				Market Value of
		Percentage		Securities
	Number of	of Total		Underlying Options
	Securities	Options Granted	Exercise	on the Date of
	Underlying	to Employees in	Price ($/Security)	Grant ($/Security)	Expiration
Name	Options Granted	Fiscal Year	(a)	(b)	Date

Rodney J. Ruston	21,900	4.6%	13.50	279,882	27-November-17

Peter Dodd	109,400	22.7%	13.50	1,398,132	27-November-17

Miles W. Safranovich	8,700	1.81%	13.50	111,186	27-November-17

Bob Harris	7,600	1.58%	13.50	97,128	27-November-17

Kevin Mather	40,000		15.37	601,200	18-March-18
	7,400	9.85%	13.50	94,572	27-November-17

Chris Hayman (c)	0	0%	0	—	—

(a)	With respect to each grant of options, 20% of such grant vests each anniversary date of the grant

(b)	Value is based on the closing price of the underlying NAEP Common Shares on the Toronto Stock Exchange on the date of the grant.

(c)	Mr. Hayman resigned from the Corporation effective March 31, 2008.
Aggregated Option Exercises in Fiscal 2008 and Fiscal Year End Option Values
The following table summarizes each exercise of options during fiscal 2008 by each named executive officer and the financial year-end value of unexercised options, on an aggregated basis

Name	Securities	Aggregate	Unexercised Options at	Value of Unexercised
	Acquired on	Value	March 31, 2008	in-the-Money Options at
	Exercise (#)	Realized ($)	Exercisable/Unexercisable	March 31, 2008)
			(#)	Exercisable/
Unexercisable (a)
($)
Rodney J. Ruston	—	—	220,000/351,900	3,531,000/5,647,995
Peter Dodd	—	—	0/109,400	0/1,755,870
Miles W. Safranovich	—	—	52,000/56,700	834,600/910,035
Bob Harris	—	—	20,000/87,600	321,000/1,405,980
Kevin Mather	—	—	44,000/63,400	706,200/1,017,570
Chris Hayman (b)	—	—	52,000/48,000	834,600/770,400

(a)	March 31, 2008 option values are determined using the Friday, March 28, 2008 closing price on the Toronto Stock Exchange.

(b)	Mr. Hayman resigned from the Corporation effective March 31, 2008.
PSU Plan
          The Board of Directors has approved the Corporation’s Performance Share Unit Plan (the “PSU Plan”). The PSU Plan is part of the Corporation’s Long Term Incentive Plan. Each year the Chief Executive Officer and the Compensation Committee recommends, to the Board of

Directors for approval, employees (the “Participants”) for participation in the Corporation’s PSU Plan. Under the PSU Plan the Corporation credits a Performance Share Unit (a “PSU”), being a right granted to a Participant to receive a cash payment equivalent to the fair market value of a NAEP Common Share, or at the discretion of the Corporation, in a number of NAEP Common Shares purchased on the open market. After the third fiscal year-end following the date of the grant of the PSUs (the “Maturity Date”), the Compensation Committee will assess the Participant against the performance criteria established as part of the grant and determine the number of such PSUs that have vested. The cash payment or delivery of NAEP Common Shares is then based on these vested PSUs.
          If any dividends are paid on the NAEP Common Shares, additional PSUs will be credited to the Participant to reflect such dividends. The PSU Plan provides that, in the event of the termination (with or without cause), all PSUs that are not vested are immediately forfeited. In the event of retirement or disability of a Participant, all vested PSUs will be redeemed within 30 days of the Maturity Date. Any PSUs which have not completed their prescribed term shall continue to be eligible to become vested PSUs, subject to the performance criteria, as if the Participant was still employed by the Corporation. On the death of a Participant, all granted PSUs will vest and will be redeemed within 90 days of the date of the Participant’s death. Rights respecting PSUs are not transferable or assignable other than by will or the laws of descent and distribution. The Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the PSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any PSUs, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.
Performance Share Units (PSUs)
The table below outlines the number of PSUs granted to each named executive officer with respect to fiscal 2008

		Performance or	Estimated Future Payouts Under Non-Securities Price Based Plans (a)
	Securities, Units,	Other Period Until
	or Other Rights	Maturation or
Name	(#)	Payout	Minimum (#)	Target (#)	Maximum (#)
Rodney J. Ruston	10,938	Performance	nil	(b)	10,938
Peter Dodd	4,667	Performance	nil	(b)	4,667
Miles W. Safranovich	3,780	Performance	nil	(b)	3,780
Bob Harris	3,667	Performance	nil	(b)	3,667
Kevin Mather	4,333	Performance	nil	(b)	4,333
Chris Hayman	0	—	—	—	—

(a)
The total value of PSUs granted on April 1, 2008, is shown in the Summary Compensation Table. The number of PSUs, by their terms, are adjusted to take into account any dividends paid on NAEP Common Shares.

(b)
Depending on actual performance against the performance measures, the number of vested PSUs (including accumulated dividend equivalent units) may be reduced to zero or may be 100% of the number granted. For a description of the three-year performance measures and the vesting schedule based on various performance targets, refer to the PSU Plan section in the Report on Executive Compensation.

Termination of Employment and Employment Contracts
          The Corporation has an employment agreement with Rodney Ruston, its President and Chief Executive Officer. The initial term of Mr. Ruston’s employment is five years, beginning

May 2005, unless earlier terminated. If his employment is terminated by the Corporation without cause or if his employment is not renewed at the end of the initial five year term, Mr. Ruston will receive a severance payment equal to his then-annual salary plus the amount of his bonus payment in the year preceding the termination date. The arrangement provided for a $500,000 annual salary, to be reviewed annually by the Board of Directors, plus an initial grant of options to purchase 550,000 NAEP Common Shares, with an exercise price of $5 per share and subject to vesting at the rate of 20% per year. During the term of the agreement, Mr. Ruston is eligible for an annual cash bonus targeted at 100% of his annual salary upon achievement of performance targets approved by the board, receives a monthly vehicle allowance of $800, receives reimbursement of the annual fee for membership in one health or sports club and receives an annual travel allowance of $25,000 to cover the costs of traveling to and from his home country of Australia.
          The Corporation also has an employment agreement with each of Peter Dodd, Chief Financial Officer, Miles Safranovich, Vice President, Operations, Bob Harris, Vice President, Human Resources, Health, Safety & Environment, Finance and Kevin Mather, Vice President, Supply Chain.
          In each case, the executive officer’s employment will continue until terminated by him or by the Corporation in accordance with the provisions of his respective agreement. In the cases of Messr. Safranovich and Mather, if his employment is terminated by the Corporation without cause, he will receive a payment equal to one year annual base salary if terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and a quarter times his annual base salary if terminated after his fifth anniversary but on or before his tenth anniversary or a payment of one and a half times his annual base salary if terminated after the tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the current fiscal year pro rated to the date of termination. In the case of Mr. Dodd, if his employment is terminated by the Corporation without cause, he will receive a payment equal to one and a quarter year annual base salary if terminated on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and a half times his annual base salary if terminated after his tenth anniversary plus a payment equal to 90% of the amount of his target bonus payment for the current fiscal year pro rated to the date of termination.
          These agreements provided for an annual salary of $280,000 for Mr. Dodd, $226,800 for Mr. Harris, $245,280 for Mr. Safranovich and $220,000 for Mr. Mather, each to be reviewed annually by the Compensation Committee, plus the initial grant of options to purchase 109,400 NAEP Common Shares with an exercise price of $13.50 per share for Mr. Dodd, options to purchase 100,000 NAEP Common Shares with an exercise price of $5.00 per share for Mr. Harris and options to purchase 100,000 NAEP Common Shares with an exercise price of $5.00 per share for Mr. Safranovich. Mr. Mather’s agreement entered into in connection with his recent promotions, confirms his previously granted options to purchase 60,000 NAEP Common Shares with an exercise price of $5.00 per share, options to purchase 7,400 NAEP Common Shares with an exercise price of $13.50 per share and options to purchase 40,000 NAEP Common Shares with an exercise price of $15.37 per share. All of these options expire 10 years from the date of grant.

          During the term of the agreement, each executive officer is eligible for an annual cash bonus of up to 100% of his annual salary upon achievement of performance targets approved by the Board of Directors, receives a monthly vehicle allowance of $800 and receives reimbursement of the annual fee for membership in one club or an allowance for similar expenditures.
          Each executive officer has agreed that, for a period of two years after the termination of his respective employment, regardless of the reason for the cessation of such employment, he will not interfere with the employment of or attempt to hire any of the Corporation’s employees or consultants.
          The Corporation had an employment agreement with Christopher Hayman; however, Mr. Hayman resigned from the Corporation effective March 31, 2008. Mr. Hayman’s employment agreement provided for an annual salary of $231,952 and contained terms and provisions similar to those in the employment contracts with Mr. Mather described above. As of the date of Mr. Hayman’s resignation, he was entitled to exercise options to purchase 52,000 NAEP Common Shares with an exercise price of $5.00 per share and subsequent to his resignation, he exercised all options in full.
Composition of the Compensation Committee
          The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman, replacing Mr. Paterson, the previous Chairman of the Compensation Committee during fiscal 2008. None of the members of the Compensation Committee is or has been an officer or employee of the Corporation, and none of the executive officers of the Corporation served during fiscal 2008 on a board of directors of another entity which has employed any of the members of the Compensation Committee.
REPORT ON EXECUTIVE COMPENSATION
          The Compensation Committee is responsible for reviewing and recommending to the Board of Directors for approval, the Corporation’s philosophy, policies and guidelines on Board of Directors’ and executive compensation. The Compensation Committee reviews and recommends to the Board of Directors for approval: (i) the recruitment, evaluation and succession plans for the President and Chief Executive Officer, (ii) the compensation package for the chairs of the committees of the Board of Directors and other directors of the Corporation, and (iii) the structure of, implementation of, participation in, amendments to or termination of all long-term incentive programs including, but not limited to, the Share Option Plan, the DSU Plan (see “Compensation of Directors – Directors’ Deferred Share Unit Plan”) and the PSU Plan. The Compensation Committee also reviews and approves: (i) the recruitment, evaluation and succession plans for all individuals reporting directly to the Chief Executive Officer (the “executive management”), and (ii) the compensation package, including base salaries, annual incentive compensation, all retirement, health and welfare benefits and perquisites for executive management, and with respect to the Chief Executive Officer, the Compensation Committee recommends such matters to the Board of Directors for approval. The Compensation Committee may review any and all aspects of total compensation at its discretion, however a formal review is undertaken annually with base salary adjustments and short-term bonus payments processed in

July of each year. Short-term bonuses awarded and paid out in July 2008 were for the achievement of results in fiscal 2008.
Compensation Principles
          The Compensation Committee’s executive compensation philosophy is premised upon three objectives:
(i)	recruitment and retention of the best available executive leadership;

(ii)	performance and accountability of executives; and

(iii)	alignment of shareholder and executive interests.
Recruitment & Retention
          The Compensation Committee recognizes the highly competitive market for talented executives in Alberta as a result of the continued economic prosperity and growth of the Alberta economy, particularly in the energy sector. Accordingly, the Compensation Committee has recommended a market competitive total executive compensation package consisting of base salary with annual increases based on performance, short-term bonus with a target payout of 100% of base salary based on actual results compared to the Corporation’s planned Consolidated EBITDA (as defined in the credit agreement)♦ performance and specific divisional and individual metrics, long-term incentives consisting of stock option grants and performance share units (“PSUs”) and a perquisite program providing a vehicle allowance and club membership or equivalent consideration. The Compensation Committee is committed to ensuring that the Corporation’s compensation plans are market competitive and, as such, commissioned a review by independent specialized compensation consultants, Hewitt Associates and Wynford Group, to evaluate the Corporation’s total compensation against that of leading corporations within Alberta in the industries in which the Corporation operates (the “Comparator Group”). With respect to long-term incentive plans for executives (namely, the Share Option Plan and the PSU Plan) and compensation for directors (including the DSU Plan), the Committee also utilizes specialized compensation consulting services provided by Hewitt Associates to assist with the structure and design of these plans.
Performance & Accountability
          The Compensation Committee believes that executive compensation should be correlated to performance, as the financial vitality of the business is dependent upon the results achieved by the executives, the key decision-makers of the Corporation. Thus, the annual Management Incentive Plan (the “MIP”), which is discussed further below, was introduced in 2006 with the key underlying principle of ensuring that executives are held accountable to stakeholders by measuring the performance of the Corporation against the Corporation’s Consolidated EBITDA (as defined in the credit agreement)♦ forecast in the approved annual budget.

♦ Consolidated EBITDA (as defined in the credit agreement) is not a recognized measure under generally accepted accounting principles. For a definition of Consolidated EBITDA (as defined in the credit agreement) see our management’s discussion and analysis for the year ended March 31, 2008, which can be found at www.sedar.com and www.sec.gov.

Alignment of Executive and Shareholder Interests
          It is in the Corporation’s best interests to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly the MIP was designed to ensure that the continued profitability of the Corporation results in increased financial reward for shareholders and executives alike. Executives are rewarded through the MIP based on three criteria: (i) organizational performance; (ii) divisional performance; and (iii) individual performance. The Chief Executive Officer is rewarded through the MIP based on two criteria: (i) organizational performance and (ii) individual performance. This approach ensures that the role of the individual within the team is appropriately recognized. The MIP is a key mechanism utilized in realizing the compensation principles, particularly the latter two. The target MIP remuneration structure for fiscal 2008 is set out below and remains unchanged for fiscal 2009 (based on the actual performance of the Corporation, the percentage attributable to the Corporation’s performance may be higher and consequently the actual proportion of salary paid may be higher than 100%):

Management Level	Company	Business Unit or	Individual	Proportion of Salary
	Performance	Divisional	Performance	Payable at Target
		Performance
President and Chief Executive Officer	70%	-	30%	100%
Vice Presidents	50%	30%	20%	100%

          The Corporation’s Key Performance Indicator (“KPI”) is based on the Corporation’s total Consolidated EBITDA (as defined in the credit agreement)♦, while business unit and divisional KPIs are selected measures specific to a division based on key business drivers of that division examples of which include production efficiencies, equipment utilization and safety. Individual KPIs are related to the development of the team and development of key individuals within the division.
Compensation Structure
          The compensation of executives, excluding the Chief Executive Officer, is based on three key components:
Base Salary
          The Compensation Committee will review and recommend to the Board of Directors on the adequacy and form of base salaries for executive management.
          Base salaries for executive management were reviewed and approved by the Compensation Committee. The Chief Executive Officer provided his recommendations to the Compensation Committee for base salary adjustments for each executive, excluding himself, within a specified range, based on the performance of each executive. The base salary ranges

♦ Consolidated EBITDA (as defined in the credit agreement) is not a recognized measure under generally accepted accounting principles. For a definition of Consolidated EBITDA (as defined in the credit agreement) see our management’s discussion and analysis for the year ended March 31, 2008, which can be found at www.sedar.com and www.sec.gov.

were determined by salary data from a market study conducted by specialized compensation consultants, the Wynford Group. The Wynford Group conducted market research comparing the Corporation’s base salaries within the total compensation framework to that of a selected comparator group of corporations.
          Base salary was adjusted effective July 1, 2007 for Mr. Harris from $210,000 to $226,800, for Mr. Safranovich from $224,000 to $245,280, for Mr. Mather from $175,000 to $196,000 and for Mr. Hayman from $212,800 to $231,952. As a result of promotion to new executive roles, Mr. Safranovich’s fiscal 2008 base salary was further adjusted effective September 1, 2007 from $245,280 to $260,000 and Mr. Mather’s base salary was further adjusted effective August 1, 2007 from $196,000 to $220,000.
Short-Term Incentives (“STI”)
          The Compensation Committee reviews and approves the adequacy and form of STIs for executive management.
          The framework for STI for executive management, also known as the MIP, is described above in “Alignment of Executive and Shareholder Interests” and is intended to deliver annual compensation targeted at 100% of base salary based on the achievement of performance metrics as approved by the Board of Directors. The Compensation Committee approved MIP payments in July 2008 upon the recommendations made by the Chief Executive Officer based on corporate, divisional and individual results achieved by the following executives in fiscal 2008. MIP payments were made in the amount of $70,483 for Mr. Dodd, $234,921 for Mr. Harris, $252,289 for Mr. Safranovich and $201,853 for Mr. Mather.
Long-Term Incentive Plan (“LTIP”)
          The Compensation Committee reviews and recommends to the Board of Directors on the adequacy and the form of LTIP for executive management. The LTIP for executive management is designed to deliver annual compensation equivalent to 40% of base salary to executive management through the use of two vehicles, those being grants of stock options and grants of PSUs. Fifty percent of the LTIP compensation is delivered in November of each year through grants of stock options recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s Share Option Plan. The other 50% of the LTIP compensation is delivered in April of each year through grants of PSUs recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s PSU Plan.
          Share Option Plan
          For a detailed discussion of the Share Option Plan, see above in “Executive Compensation – Share Option Plan”. In the past fiscal year, a total of 173,100 stock options were granted to the named executive officers, other than the Chief Executive Officer, and approved by the Board of Directors. Of these grants, 33,100 options, which were granted in November 2007, represented approximately 50% of the LTIP compensation grants to such individuals. The remaining 50% granted under the LTIP program was delivered by way of PSU grants. Of the remaining 140,000 stock option grants, 100,000 was granted to Mr. Dodd in

November 2007 as a sign-on grant and 40,000 was granted to Mr. Mather in March 2008 to reflect Mr. Mather’s promotion in December 2007.
          PSU Plan
          For a detailed discussion of the PSU Plan, see above in “Executive Compensation – PSU Plan”. On April 1, 2008, as part of the remaining 50% of the grants under the LTIP program, a total of 16,447 PSUs were granted to the named executive officers, other than the Chief Executive Officer. The PSU’s were granted under the terms of the PSU Plan with three (3) year “cliff vesting”. The business performance measure incorporated into the PSU Plan to determine the number of PSU that will vest at the end of the three (3) year period is Return on Invested Capital (ROIC). The target set for full vesting of the April 1, 2008 PSU grant is a cumulative three-year average ROIC of 22%. Partial vesting will occur if certain levels of ROIC are achieved according to the following table.

Cumulative ROIC – 3 years	PSUs Vesting
22%	100%
20%	75%
18%	50%
16%	25%
14%	10%
<14%	Nil

Chief Executive Officer Compensation
          The Compensation Committee reviews and provides recommendations to the Board of Directors on the Chief Executive Officer’s position description and the position’s annual goals and objectives. The discussion above with respect to the “Compensation Principles” is applicable to the Chief Executive Officer.
          The Chief Executive Officer’s base compensation and short-term bonus are evaluated annually by the Compensation Committee based on an assessment of performance against the Corporation’s performance, namely the Corporation’s Consolidated EBITDA (as defined in the credit agreement)♦ and performance against individual objectives previously agreed upon by the Board of Directors and the Chief Executive Officer. The Compensation Committee also had for reference the market research conducted by specialized compensation consultants, the Wynford Group as described above. This report provided comments and recommendations regarding trends in base salary and variable short and long term compensation for the Chief Executive Officer. The Compensation Committee considered the report by the Wynford Group, the performance of the Corporation, performance of the Chief Executive Officer against individual objectives and factors related to the Alberta labour market in general in making the

♦ Consolidated EBITDA (as defined in the credit agreement) is not a recognized measure under generally accepted accounting principles. For a definition of Consolidated EBITDA (as defined in the credit agreement) see our management’s discussion and analysis for the year ended March 31, 2008, which can be found at www.sedar.com and www.sec.gov.

determination of the base salary increase for fiscal 2008 and the amount of fiscal 2008 short term bonus paid under the MIP. Base salary was adjusted effective July 1, 2007 for Mr. Ruston from $500,000 to $525,000. A short-term bonus payment for fiscal 2008, recommended by the Compensation Committee and approved by the Board of Directors, for the Chief Executive Officer was processed on July 25, 2008 in the amount of $562,170.
          The LTIP for the Chief Executive Officer is designed to deliver annual compensation equivalent to 50% of base salary through the use of two vehicles, those being grants of stock options and grants of PSUs. The Chief Executive Officer was granted 21,900 stock options in November 2007 and 10,938 PSUs on April 1, 2008. The performance metrics for the PSUs are the same as those detailed above for the other named executive officers.
Report Presented by the Compensation Committee:
John Brussa
William Oehmig
Allen Sello
Peter Tomsett (Chairman)
PERFORMANCE GRAPH
          The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $18.59 on the first day of trading in connection with the IPO for each NAEP Common Share with the total cumulative return of the S&P/TSX Composite Index for the period from November 22, 2006 to March 31, 2008. On March 31, 2008, the NAEP Common Shares closed at $16.05 per NAEP Common Share on the TSX.

          The following table shows the value of $100 invested in NAEP Common Shares at the closing price on November 22, 2006 compared to $100 invested in the S&P/TSX Composite Index*:

For the Financial Years Ended:	November 22, 2006	March 31, 2007	March 31, 2008

North American Energy Partners Inc.	$100.00	$129.10	$86.34

S&P/TSX Composite Index	$100.00	$105.85	$110.09

*Assuming reinvestment of dividends/distributions.
COMPENSATION OF DIRECTORS
          The Corporation’s directors, other than Messrs. McIntosh and Ruston, each receive an annual aggregate retainer of $32,500 and a fee of $1,500 for each meeting of the Board of Directors or any committee of the Board that they attend, and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. Effective January 1, 2008, the annual aggregate retainer of $32,500 was increased to $110,000 of which at least 50% of the retainer must be taken in the form of Deferred Share Units (“DSUs”) in accordance with the DSU Plan. The Chair of the Corporation’s Audit Committee receives an additional annual retainer of $12,000. The Chair of the Corporation’s Compensation Committee receives an additional annual retainer of $9,000 and the Chair of the Corporation’s Governance Committee and Health, Safety, Environment and Business Risk Committee receives an additional annual retainer of $5,000. The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs. Mr. McIntosh, the Chairman of the Board received a retainer from April 1, 2007 to December 31, 2007 paid at a rate of $157,500 per annum. From January 1, 2008 to March 31, 2008, Mr. McIntosh received a retainer paid at a rate of $220,000 per annum. In addition, Mr. McIntosh received a bonus of $31,200 in fiscal 2007. The Board of Directors approved on November 27, 2007 upon recommendation by the Compensation Committee that the Chairman would no longer be eligible to receive bonuses in fiscal 2008 and that at least 50% of his annual retainer would be paid in DSUs. Mr. Ruston doesn’t receive director compensation.
          In addition, the Corporation’s directors have received grants of stock options under the 2004 Share Option Plan. Effective November 2003, each director, excluding Messrs. Brokaw, Tomsett, McIntosh, Sello and Ruston, received options to purchase 27,760 NAEP Common Shares. Mr. McIntosh received options to acquire 70,000 NAEP Common Shares in May 2004, Mr. Sello received options to purchase 27,760 NAEP Common Shares in February 2006 and Mr. Brokaw received options to purchase 27,760 NAEP Common Shares in June 2006. All the options have an exercise price of $5 per share, vest at the rate of 20% per year over five years and expire ten years after their grant date. The vesting of the options granted to Mr. Brokaw has been accelerated as if they had been issued effective November 2003. Mr. Tomsett was granted options to acquire 27,760 NAEP Common Shares in September 2006. These options have an exercise price of $16.75 per share, vest at the rate of 20% per year over five years and expire ten years after their grant date. On June 29, 2006, NACG Holdings Inc., the predecessor to the Corporation, offered each director holding stock options, excluding Messrs. McIntosh and Ruston, the option to have all of his options become immediately exercisable on the condition that he exercise all such options by September 30, 2006. One director, Mr. Oehmig, accepted this option. In fiscal 2008, each of Mr. Hawkins and Mr. Turner exercised 22,208 options.
          In November 2007, Mr. Ruston also received options to purchase 21,900 NAEP Common Shares. These options have an exercise price of $13.50 per share, vest at the rate of 20% per year over five years and expire ten years after their grant date.
Directors’ and Officers’ Insurance
          The Corporation maintains directors’ and officers’ insurance for an aggregate amount of $25,000,000. The policy provides primary coverage of $10,000,000 for the one-year period from June 1, 2008 to June 1, 2009 at a premium of $133,000 and a deductible of $500,000. An excess layer of coverage for $10,000,000 has also been purchased at a premium of $85,500 for the one-year period from June 1, 2008 to June 1, 2009. The excess layer does not have a deductible. There is also a second excess layer of coverage for $5,000,000, which has been purchased at a premium of $32,000 for the one-year period from June 1, 2008 to June 1, 2009, and for which there is no deductible.
Indemnification
          The Corporation has entered into indemnity agreements with its directors and officers, whereby it has agreed to indemnify its directors, officers and certain other employees from all liabilities, obligations, charges and expenses, reasonably incurred by such director, officer or other employee in respect of any civil, criminal, investigative, administrative action or other proceeding in which such individual is involved by reason of being or having been a director, officer or employee of the Corporation (or a direct or indirect affiliate) of the Corporation, provided that (i) he or she acted honestly and in good faith with a view to the best interests of the Corporation, or (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his conduct was lawful, and (iii) in the case of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation obtains any approval required under the Canada Business Corporations Act in respect of such indemnification.
Directors’ Deferred Share Unit Plan
          The Corporation’s Directors’ Deferred Share Unit Plan was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008 (the “DSU Plan”). The DSU Plan is administered by the Compensation Committee. Under the DSU Plan, the Corporation grants annual equity compensation in the form of DSUs, replacing the previous practice of granting options. DSUs under the DSU Plan may be granted to each member of the board of directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% of his or her fixed remuneration payable in respect of the services in his or her capacity as a board or committee member in a calendar year (“Participant’s Annual Fixed Remuneration”) in the form of DSUs and may elect to receive all or a part of the Participant’s Annual Fixed Remuneration in excess of 50% in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. per meeting fees) (“Annual Variable

Remuneration”) to be paid in DSUs. This election must be made by December 31st each calendar year for effect the following year. The DSUs may be redeemed in cash or, at the discretion of the Corporation, in a number of NAEP Common Shares which may be shares purchased on the open market. Payment is based on the number of DSUs held, plus dividend equivalents (if any) multiplied by the NAEP Common Share price at the time of maturity. When dividends are paid on NAEP Common Shares, additional DSUs (“Dividend Equivalents”) will be credited to the Participant’s to reflect such dividends. DSUs, vest immediately upon grant. The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation. A Participant has no further rights respecting any DSU or Dividend Equivalent which has been redeemed.
Deferred Share Units (DSUs)
The table below summarizes the DSUs grants to the directors based on their elections with respect to fiscal 2008

	% of Annual Fixed
	Remuneration paid in	% of Annual Variable	# of DSUs/dollar value based
Name	DSUs	Remuneration paid in DSUs	on $16.01 (a)
George R. Brokaw	100	0	1,718/$27,574
John A. Brussa	50	50	953/$15,296
John D. Hawkins	50	0	898/$14,413
Ronald A. McIntosh	50	0	1,946/$31,233
William C. Oehmig	100	100	2,170/$34,829
Allen R. Sello	50	0	953/$15,296
Peter W. Tomsett	100	100	2,327/$37,348
K. Rick Turner	50	0	859/$13,787

(a)
Reflects the value of the DSUs granted on March 31, 2008 using the closing market price on the Toronto Stock Exchange which was $16.05. The number of DSUs, by their terms, are adjusted to take into account any dividends paid on NAEP Common Shares.

Share Ownership Guidelines
          The Board of Directors adopted and approved, on November 27, 2007, for implementation effective January 1, 2008 guidelines for the ownership by the directors of the Corporation of equity in the Corporation (the “Share Ownership Guidelines”). The Share Ownership Guidelines require the Chair of the Board of Directors to own $400,000 of equity in the Corporation and the remaining directors to own $250,000 of equity in the Corporation, in each case represented by NAEP Common Shares and DSUs. Such ownership level must be achieved within five years of the later of the implementation of the Share Ownership Guidelines and the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their Annual Fixed Remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION
PLANS

Number of securities
remaining available
for future issuance
under equity
	Number of securities	Figure in column (a)		compensation plans	Figure in column (d)
	to be issued upon	as a percentage of	Weighted-average	(excluding	as a percentage of
	exercise of	issued and	exercise price of	securities	issued and
	outstanding options,	outstanding NAEP	outstanding options,	reflected in column	outstanding NAEP
	warrants and rights	Common Shares	warrants and rights	(a))(A)	Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by securityholders	1,826,364	5.07%	$7.44	1,777,483	4.93
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A	N/A
Total	1,826,364	5.07%	$7.44	1,777,483	4.93

(A)     The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
          None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during fiscal 2008 or as at the date hereof.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
          No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed below. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.
Certain Selling Shareholders
          Certain of the Corporation’s shareholders sold shares in the secondary offering of NAEP Common Shares in August, 2007 (the “2007 Offering”), as more particularly described in the

Corporation’s short form prospectus dated July 31, 2007 (the “2007 Prospectus”) in connection with such offering. The shareholders of the Corporation who sold NAEP Common Shares in the 2007 Offering sold, as a group, an aggregate of 8,358,604 NAEP Common Shares in the 2007 Offering (including the over-allotment option in connection therewith). Certain of the Corporation’s directors are affiliated with the Selling Shareholders, as more particularly described in the 2007 Prospectus, copies of which can be accessed at www.sedar.com and www.sec.gov.
REPORT ON CORPORATE GOVERNANCE PRACTICES
Board of Directors
          The National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With eight of the nine directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Rod Ruston is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Although Messrs Brokaw, Hawkins, Oehmig and Turner have relationships with shareholders of the Corporation and such shareholders provide consulting services to the Corporation, the shareholders do not receive any payments in relation to such consulting services but have an interest in providing such services since they have an investment in the Corporation. Messrs Brokaw, Hawkins, Oehmig and Turner do not in their individual capacities provide any consulting services to the Corporation, for a fee or otherwise. In addition, in the facts and circumstances applicable to these individuals, none of them are affiliated entities of the Corporation. The Board of Directors has determined that each of the directors, other than Rod Ruston, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.
          In order to facilitate open and candid discussion among the Corporation’s independent directors, the board holds in-camera sessions which exclude the non-independent director, Rod Ruston. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In fiscal 2008 five of the nine board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

Directorships with Other Issuers
          Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange	From

Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998

John A. Brussa	Penn West Energy Trust,	NYSE	April 1995

	Crew Energy Inc.	TSX	July 2003

	Divestco Inc.	TSX	September 2003

	Baytex Energy Ltd. (a wholly owned subsidiary of Baytex Energy Trust)	TSX	July 2003

	BlackWatch Energy Services Ltd. (a wholly owned subsidiary of BlackWatch Energy Services Trust)	TSX	June 2006

	Cirrus Energy Corporation	TSXV	April 2005

	Enseco Energy Services Corp.	TSX	March 2006

	Galleon Energy Inc.	TSX	March 2003

	Harvest Operations Corp. (a wholly owned subsidiary of Harvest Energy Trust)	TSX	October 2002

	Highpine Oil & Gas Limited	TSX	February 2000

	Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund)	TSXV	February 2001

	Orleans Energy Ltd.	TSX	June 2005

	Progress Energy Ltd. (a wholly owned subsidiary of Progress Energy Trust)	TSX	November 2000

	Storm Exploration Inc.	TSX	June 2004

	Strategic Energy Fund	TSX	February 2002

	Trafalgar Energy Ltd.	TSX	June 2006

	Yoho Resources Inc.	TSXV	March 2008

William C. Oehmig	Propex Inc.	N/A (b)	November 2004
	Panolam Industries International Incorporated	N/A (b)	September 2005

Allen R. Sello	Sterling Shoes Income Fund (c)	TSX	May 2005

Peter W. Tomsett	Silver Standard Resources Inc.	TSX	November 2006
	Equinox Minerals Ltd.	TSX	July 2007

K. Rick Turner	Energy Transfer Partners L.P.	NYSE	February 2004
	Energy Transfer Equity, L.P.	NYSE	February 2006

(a)     Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.
(b)     These companies have issued bonds to the public in the United States which are registered with the Securities and Exchange Commission.
(c)     Mr. Sello is a trustee of Sterling Shoes Income Fund and also serves as a director of the general partner of the underlying partnership (Sterling Shoes GP Inc.).

Board and Committee Attendance of Directors
          With respect to fiscal 2008, the Board of Directors met nine times, the Audit Committee formally met ten times, the Compensation Committee met eight times the Governance Committee met once, and the Health, Safety, Environment and Business Risk Committee met six times. Attendance records of the members of the Board of Directors and committee members with respect to fiscal 2008 were as follows:

Name	Board Meetings	Audit Committee	Compensation	Governance	Health, Safety,
	Attended /	Meetings Attended	Committee	Committee	Environment and
	Scheduled	/ Scheduled	Meetings Attended /	Meetings Attended /	Business Risk
			Scheduled	Scheduled	Committee
Meetings Attended /
Scheduled
George R. Brokaw	8/9	10/10			6/6
John A. Brussa	9/9		8/8	1/1
John D. Hawkins	8/9	10/10		1/1
Ronald A. McIntosh (a)	9/9	10/10		-/-	6/6
William C. Oehmig	8/9		7/8		5/6
Rodney J. Ruston	9/9
Allen R. Sello	9/9	10/10	8/8
Peter W. Tomsett (b)	9/9		2/2	1/1	6/6
K. Rick Turner	9/9	10/10		1/1

(a)	Mr. McIntosh did not become a member of the Governance Committee until after September 19, 2007

(b)	Mr. Tomsett did not become a member of the Compensation Committee until after September 19, 2007
Mandate of the Board of Directors
          The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.
Position Descriptions for the Chairman of the Board of Directors and Committee Chairs
          The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.
          Specifically, the Board Chair has the responsibility to, amongst other things:
(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)
provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the function of the Board;

(f)	assist the Governance Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)
work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.
          The Chair of each of the Audit Committee, Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.
Position Description for the Chief Executive Officer
          The Corporation has developed a written position description for the Chief Executive Officer. This description is included in the Compensation Committee Charter as Appendix A. The description provides that Chief Executive Officer is responsible for the successful management of the business and affairs of the Corporation and has the responsibility to:
(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the Corporation;

(c)	recommend to the Board the strategic direction of the Corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the Corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the Corporation;

(f)	foster a culture of integrity and set the ethical tone for the Corporation;

(g)	establish the policies and procedures to effectively operate the Corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the Corporation;

(i)	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the Corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the Corporation and the public;

(l)	develop, supervise and evaluate the executive officers and recommend to the Compensation Committee the selection and compensation of executive officers; and

(m)	identify potential successors for the positions of Chief Executive Officer and develop a succession plan for executive management.
Orientation and Continuing Education
          Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the Corporation.
          Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:
1.	Industry Conferences – Management updates this list as conferences are scheduled.

2.	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.
Code of Conduct and Ethics Policy
          In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.
          In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.
          The Corporation has the option to report violations of the Code either internally or externally in the following ways:
(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board or Audit Committee Chair.
          In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.
          The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.
Nomination of Directors
          Please see section captioned “Governance Committee” below.
Compensation Determination
          Please see section captioned “Compensation Committee” below.
Committee and Director Assessments
          The Corporation conducted a survey to assist in the evaluation of Committee and Board of Director effectiveness assessments. The Governance Committee will hold a strategic retreat in fiscal 2009 to address the results of the survey.
BOARD COMMITTEES
Audit Committee
          The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related MD&A, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the board. In accordance with Rule 10A 3 under the Securities Exchange Act of

1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d)(5) of the SEC’s Regulation S K. The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to address with due oversight, and provide the necessary governance over, our financial reporting.
          Further information with respect to the Audit Committee can be found in the Corporation’s 2008 Annual Information Form under the heading “The Board and the Board Committees”.
          The Corporation’s auditors are KPMG LLP. The Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the fiscal year ended March 31, 2008.
          The fees we have paid to KPMG for services rendered by them include:
(i)	Audit Fees

KPMG billed us $3,037,500 in 2008, $2,375,000 in 2007 and $2,617,000 in 2006 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

(ii)	Audit Related Fees

KPMG billed us $55,000 in 2008, $52,000 in 2007 and $62,000 in 2006 for planning and scoping work and advice relating to compliance and internal controls over financial reporting.

(iii)	Tax Fees

KPMG billed us $33,000 in 2008, $16,640 in 2007 and $15,000 in 2006 for tax compliance services.

(iv)	All Other Fees

KPMG did not perform any other services for us.

Compensation Committee
          The Corporation has engaged the services of specialized compensation consultants Hewitt Associates and Wynford Group for both fiscal years 2007 and 2008 to assist in developing the appropriate total compensation philosophy and structure and to assist management in the development of the various programs within our Compensation framework. The Corporation engaged the services of these consultants to perform studies of the market comparator group of corporations to evaluate the NAEP total compensation and to make recommendations. The Corporation also engaged the services of Hewitt Associates to assist NAEP in developing a new long-term incentive plan for fiscal 2009 and to assist with director compensation. The Compensation Committee is responsible for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate (see “Report on Executive Compensation”). In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed corporations and applicable Canadian securities laws, the Board of Directors has affirmatively determined that Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Compensation Committee that is available on the Corporation’s website (www.nacg.ca). The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman.
Governance Committee
          The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed corporations and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website. The Governance Committee is currently composed of Messrs. Brussa, Hawkins, McIntosh, Tomsett and Turner, with Mr. Hawkins serving as Chairman.
Health, Safety, Environment and Business Risk Committee
          The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for overseeing all of the Corporation’s health, safety and environmental risk, reviewing the Corporations’ safety policies, procedures and practices. The HS&E Risk Committee is also responsible for non-financial risks, approving the Corporation’s risk management policies and reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan. The HS&E Risk Committee was formerly known as the Risk Committee and in June 2008 its name was changed and its scope was expanded to include health, safety and environmental matters. The HS&E Risk Committee is currently composed of Messrs. Brokaw, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chairman.
The Board may also establish other committees.
ADDITIONAL INFORMATION
          Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta T7X 5A7:
(i)	the 2008 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2008 together with the accompanying Auditor’s Report and the Annual MD&A;

(ii)	this Information Circular; and

(iii)	the 2008 Annual Information Form.
          Additional information relating to the Corporation can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Corporation is provided in the Corporation’s comparative financial statements and Annual MD&A for the Corporation’s most recently completed financial year.
GENERAL
          All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.
APPROVAL OF PROXY CIRCULAR
          The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.
DATED at Acheson, Alberta, this 11th day of August, 2008.

(signed) Peter Dodd
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.
PROXY
THIS PROXY IS TO BE USED IN CONNECTION WITH THE
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OR ABOUT SEPTEMBER 17, 2008
THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT
The undersigned holder of common shares in the capital of North American Energy Partners Inc. (the "Corporation”) specified below hereby appoints Peter Dodd, or failing that person, Rodney Ruston, or instead of either of them ___, as proxy, with power of substitution, to attend, vote all such shares held by the undersigned and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at The Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta, T2P 0L5 on or about September 17, 2008 commencing at 4:00 p.m. (Mountain Time) and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the person(s) named above is specifically directed as indicated below with respect to those shares registered in the name of the undersigned.
Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:
1. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of directors as specified in the management information circular of the Corporation dated August 11, 2008 (the “Information Circular”) in connection with the Meeting;
2. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such; and
3. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.
This Proxy is solicited on behalf of the Management of the Corporation. The shares represented by this Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR each of the above matters.
To be effective, a Proxy must be received by CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 15, 2008 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.
This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.
     DATED this ___day of                                         , 2008.

Number and Class of Shares	Signature of Shareholder or officer of Shareholder

Name of Shareholder (please print)

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NOTES
1.	Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	This Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name appears on the Proxy.

5.	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

6.	The securities represented by this Proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, if such a direction is not made in respect of any matter, this Proxy will be voted for each of the matters referred to in the Proxy.

7.	If any amendments or variations to the matters above referred to or to any other matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters which are not now known to Management should properly come before the Meeting or any adjournment thereof, this Proxy confers discretionary authority on the person voting the Proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

8.	This Proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.

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